Exhibit 99.1

China Yuchai International Announces

Unaudited 2018 Third Quarter Financial Results

SINGAPORE, November 8, 2018 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2018. The financial information presented herein for the third quarter of 2018 and 2017 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

The comparative figures for the third quarter and first nine months ended September 30, 2017 were restated due to the adoption of IFRS 15 effective on or after January 1, 2018, on Revenue from Contracts with Customers by a full retrospective application. The financial impact on the adoption of IFRS 15 is described and attached at the end of the press release.

Financial Highlights for the Third Quarter of 2018

•	Net revenue was RMB 3.2 billion (US$ 463.6 million) compared with RMB 3.8 billion in the third quarter of 2017;

•	Gross profit was RMB 607.7 million (US$ 88.3 million), with a gross margin of 19.1%, compared with RMB 725.5 million and a gross margin of 19.2% in the third quarter of 2017;

•	Operating profit was RMB 251.2 million (US$ 36.5 million) compared with RMB 287.8 million in the third quarter of 2017;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 128.5 million (US$ 18.7 million) compared with RMB 157.9 million in the third quarter of 2017;

•	Earnings per share were RMB 3.15 (US$ 0.46) compared with RMB 3.87 in the third quarter of 2017;

•	Total number of engines sold was 71,062 units compared with 82,839 units in the third quarter of 2017.

The net revenue for the third quarter of 2018 decreased by 15.8% to RMB 3.2 billion (US$ 463.6 million) from RMB 3.8 billion for the same quarter last year.

The total number of engines sold by GYMCL during the third quarter of 2018 was 71,062 units, compared with 82,839 units for the same quarter last year, a decrease of 14.2%. Sales reflected industry trends with lower engine sales to the truck and bus segments compared with the same quarter last year. Sales to the off-road engine market increased in the third quarter of 2018 primarily due to higher sales in the agriculture and power generation sectors compared with the same quarter last year.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the third quarter of 2018, sales of commercial vehicles (excluding gasoline–powered and electric-powered vehicles) decreased by 15.2% overall compared with the same quarter in 2017. This included a 15.6% decrease in the truck segment and a 12.3% drop in the bus segment. During this period, the sales of heavy-duty and medium-duty trucks dropped by 23.0% and 31.1% respectively.

Gross profit decreased by 16.2% to RMB 607.7 million (US$ 88.3 million) from RMB 725.5 million in the same quarter last year. Gross margin was 19.1% compared with 19.2% in the same quarter last year.

Other operating income was RMB 44.1 million (US$ 6.4 million) compared with RMB 50.6 million in the same quarter last year. The decrease was mainly due to lower foreign exchange revaluation gain and lower fair value gain on held for trading investment, partly offset by higher interest income and higher fair value gain on foreign exchange forward contract compared to the same quarter last year.

Research and development (“R&D”) expenses decreased by 54.4% to RMB 63.6 million (US$ 9.2 million) from RMB 139.6 million in the same quarter last year. Lower R&D expenses were mainly due to the capitalization of development costs of National VI and Tier 4 engines that had met the IFRS capitalization criteria. The ongoing R&D program is focused on new and existing engine products, especially for engines to meet the next-generation National VI and Tier 4 emission standards, as well as continued initiatives to improve engine quality. As a percentage of revenue, R&D expenses decreased to 2.0% compared with 3.7% in the same quarter last year.

Selling, general & administrative (“SG&A”) expenses decreased by 3.4% to RMB 337.0 million (US$ 49.0 million) from RMB 348.8 million in the same quarter last year. The decrease was mainly due to lower personnel expenses partially offset by higher warranty expenses. SG&A expenses represented 10.6% of revenue compared with 9.2% in the same quarter last year.

Operating profit decreased by 12.7% to RMB 251.2 million (US$ 36.5 million) from RMB 287.8 million in the same quarter last year. The operating margin was 7.9% compared with 7.6% in the same quarter last year.

Finance costs were reduced by 8.5% to RMB 29.9 million (US$ 4.3 million) compared with RMB 32.7 million in the same quarter last year. Lower finance costs mainly resulted from lower bills discounting costs.

For the quarter ended September 30, 2018, total net profit attributable to China Yuchai’s shareholders was RMB 128.5 million (US$ 18.7 million), or earnings per share of RMB 3.15 (US$ 0.46), compared with RMB 157.9 million, or earnings per share of RMB 3.87 in the same quarter last year.

Earnings per share in the third quarter of 2018 were based on a weighted average of 40,858,290 shares compared with 40,799,959 shares in the same quarter last year.

Financial Highlights for the Nine Months ended September 30, 2018

•	Net revenue was RMB 11.7 billion (US$ 1.7 billion) compared with RMB 12.4 billion a year ago;

•	Gross profit was RMB 2.2 billion (US$ 324.2 million), or a gross margin of 19.0%, compared with RMB 2.3 billion, or a gross margin of 18.6%, a year ago;

•	Operating profit was RMB 949.9 million (US$ 138.1 million) compared with RMB 962.7 million a year ago;

•	Basic and diluted earnings per share were RMB 12.32 (US$ 1.79) compared with RMB 13.26 a year ago;

•	Total number of engines sold was 281,850 units compared with 293,487 units a year ago.

For the nine months ended September 30, 2018, net revenue decreased by 5.5% to RMB 11.7 billion (US$ 1.7 billion) from RMB 12.4 billion in the same period last year.

The total number of engines sold by GYMCL in the first nine months of 2018 was 281,850 units compared with 293,487 units in the same period last year, a decrease of 4.0%. The decrease was due to lower engine sales in the truck and bus segments partially offsetting higher engine unit sales in the off-road segment.

According to data reported by CAAM, in the nine months ended September 30, 2018, sales of commercial vehicles (excluding gasoline–powered and electric-powered vehicles) decreased by 0.2%, with an increase of 0.3% in the truck segment offset by a decrease of 4.1% in the bus segment sales.

Gross profit decreased by 3.3% to RMB 2.2 billion (US$ 324.2 million) compared with RMB 2.3 billion in the same period last year. The decrease was mainly attributable to lower unit sales. Gross margin was 19.0% compared with 18.6% in the same period last year.

Other operating income was RMB 128.3 million (US$ 18.7 million) compared with RMB 138.8 million in the same period last year. This decrease was mainly due to a lower foreign exchange revaluation gain and lower fair value gain on held for trading investment partially offset by higher interest income and higher fair value gain on foreign exchange forward contract.

R&D expenses were RMB 340.0 million (US$ 49.4 million) compared with RMB 377.2 million in the same period last year. Lower R&D expenses were mainly due to the capitalization of development costs of National VI and Tier 4 engines that had met the IFRS capitalization criteria. The ongoing R&D program is focused on new and existing engine products as well as continued initiatives to improve engine quality. As a percentage of revenue, R&D spending was 2.9% in the first nine months of 2018 compared with 3.0% in the same period last year.

SG&A expenses were RMB 1.1 billion (US$ 155.3 million) compared with RMB 1.1 billion in the same period last year. The higher warranty expenses for the nine months of 2018 were offset by the lower staff costs compared with same period last year. SG&A expenses represented 9.1% of revenue for the first nine months of 2018 compared with 8.9% in the same period last year.

Operating profit was RMB 949.9 million (US$ 138.1 million) from RMB 962.7 million in the same period last year. The decrease was mainly due to lower unit sales. The operating margin was 8.1% in the first nine months of 2018 compared with 7.8% in the same period last year.

Finance costs were RMB 82.0 million (US$ 11.9 million) compared with RMB 75.9 million in the same period last year. Higher finance costs were mainly due to higher borrowing costs.

For the nine months ended September 30, 2018, total net profit attributable to China Yuchai’s shareholders was RMB 503.5 million (US$ 73.2 million), compared with RMB 540.2 million in the same period last year.

Basic and diluted earnings per share of RMB 12.32 (US$ 1.79) compared with basic and diluted earnings per share of RMB 13.26 in the same period last year.

Basic earnings per share in the nine months of 2018 were based on a weighted average of 40,858,290 shares, and diluted earnings per share was based on a weighted average of 40,872,254 shares compared with 40,741,708 shares in the same period in 2017.

Balance Sheet Highlights as at September 30, 2018

•	Cash and bank balances were RMB 4.8 billion (US$ 699.0 million) compared with RMB 6.0 billion at the end of 2017;

•	Trade and bills receivables were RMB 8.9 billion (US$ 1.3 billion) compared with RMB 7.0 billion at the end of 2017;

•	Inventories were RMB 2.2 billion (US$ 321.7 million) compared with RMB 2.6 billion at the end of 2017;

•	Trade and bills payables were RMB 4.8 billion (US$ 697.4 million) compared with RMB 5.2 billion at the end of 2017;

•	Short-term and long-term borrowings were RMB 1.7 billion (US$ 250.4 million) compared with RMB 1.6 billion at the end of 2017.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our engine sales in the third quarter of 2018 reflected the industry trends, with slower sales in trucks and buses. Our growing presence in off-road markets has partially mitigated the industry’s commercial vehicle slowdown, with higher sales in the agriculture and power generation segments.”

“We took another major step with our new JV, Eberspaecher Yuchai Exhaust Technology Co. Ltd., which will add new emissions technology to our manufacturing to produce advanced emission systems for the next-generation National VI standards,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8792 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2018 or at any other date.

Unaudited Third Quarter 2018 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 8, 2018. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas PHUNG, Chief Financial Officer, of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 1859527 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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